COMMUNITY BANKS OF GEORGIA, INC.

STATEMENT TO THE

SECURITIES AND EXCHANGE COMMISSION

June 17, 2005

In connection with Schedule 13e-3 of Community Banks of Georgia, Inc. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”), File No. 005-80714, and the proxy statement filed therewith, File No. 000-50522, the filing persons listed below (the “Filing Persons”) acknowledge and agree that:

1.	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

2.
comments by the Commission staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMUNITY BANKS OF GEORGIA, INC.
By: /s/ John T. Trammell
John T. Trammell
President and Chief Executive Officer

CBG INTERIM CORPORATION
By: /s/ John T. Trammell
John T. Trammell
President

OTHER FILERS:
By: /s/ Mickey Dunn Mickey Dunn

By: /s/ Frank Eubanks Frank Eubanks

By: /s/ Robert James Robert James

By: /s/ Donald Keeter Donald Keeter

By: /s/ Boyd Lee Mullins Boyd Lee Mullins

By: /s/ Pierce Neese Pierce Neese

By: /s/ Geraldine Moody Geraldine Moody

By: /s/ John T. Trammell John T. Trammell